March 9, 2026

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Madeleine Joy Mateo

Re: West Bancorporation, Inc.
Request for Acceleration of Effectiveness of Form S-3
SEC File No. 333-293844 (“Registration Statement”)

Dear Ms. Mateo:

On behalf of West Bancorporation, Inc., as registrant, the undersigned officer hereby requests that the effective date for the Registration Statement be accelerated so that it will become effective at 3:00 p.m. (Washington, D.C. time), or as soon as practicable thereafter, on Wednesday, March 11, 2026.

Feel free to telephone Joseph T. Ceithaml of Barack Ferrazzano Kirschbaum & Nagelberg LLP, the registrant’s legal counsel, at (312) 629-5143 with any questions or comments.

Very truly yours,

West Bancorporation, Inc.

/s/ David D. Nelson
David D. Nelson
Chief Executive Officer and President